UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into of Distributorship Agreements

Top Wealth Group Holding Limited (the “Company”), a company incorporated in the Cayman Islands, is pleased to announce that it has entered into a series of comprehensive cooperation and distributorship agreements with esteemed distributors in Dubai, France, Germany, Hong Kong, Japan, Macau, Mainland China, Malaysia, Singapore, and Thailand. This development represents a significant advancement in the Company’s strategic initiative to broaden its sales and distribution network for light luxury wine and caviar products into regions demonstrating strong market potential.

The Company believes that the establishment of these cooperation and distributorship arrangements will materially enhance its global distribution capabilities, strengthen its presence in key international markets, and further elevate the recognition and reputation of its light luxury wine and caviar brands.

The Company continues to pursue the expansion and fortification of its business operations. Looking ahead, the Company remains dedicated to identifying, evaluating, and executing business opportunities that demonstrate sustainable growth prospects and that are expected to deliver long-term value to the Company and its shareholders.

The Company’s management is forecasting that total revenue of the Company’s current financial year will be increased by more than 30% as compared to that of the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 22, 2026

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